Exhibit 99.1

GOLD RESERVE ANNOUNCES RETIREMENT OF ROCKNE TIMM

SPOKANE, WASHINGTON, November 27, 2023 NR-23-07

Gold Reserve Inc. (TSX.V: GRZ) (OTCQX: GDRZF) (“Gold Reserve” or the “Company”) announces that Rockne J. Timm, Chief Executive Officer and a Director of the Company, will retire after more than 35 years of leadership. Mr. Timm’s retirement as Chief Executive Officer will be effective as of February 13, 2024, at which time he will also resign from any officer positions held by him in the Company’s subsidiaries but will continue to serve as a director of the Company and its subsidiaries.

James H. Coleman, Executive Chairman, said “Rocky’s exceptional contributions over the years are innumerable. His focused leadership and strong work ethic have been invaluable to the development and success of the Company during times when we faced significant challenges. We had hoped that this day would not come, but after more than 35 years, Rocky has decided to enjoy a well-deserved retirement. He will be missed and we all wish him the very best in retirement. We also look forward to his continued support of the Company in his role as a director and a trusted advisor.”

The Company is currently working to identify a suitable successor to replace Mr. Timm.

Further information regarding the Company can be located at www.goldreserveinc.com, www.sec.gov, and sedarplus.ca.

This release has been approved by Rockne J. Timm, CEO of the Company.

Gold Reserve Inc. Contact

Jean Charles Potvin

999 W. Riverside Ave., Suite 401 Spokane, WA 99201 USA

Tel: (509) 623-1500

Fax: (509) 623-1634

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This release contains “forward-looking statements” within the meaning of applicable U.S. federal securities laws and “forward-looking information” within the meaning of applicable Canadian provincial and territorial securities laws and state Gold Reserve’s and its management’s intentions, hopes, beliefs, expectations or predictions for the future. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies.

We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause the actual outcomes, financial results, performance, or achievements of Gold Reserve to be materially different from our estimated outcomes, future results, performance, or achievements expressed or implied by those forward-looking statements, including without limitation, the timing of Mr. Timm’s retirement and the attraction, retention and appointment of any successor.

Investors are cautioned not to put undue reliance on forward-looking statements. All subsequent written and oral forward-looking statements attributable to Gold Reserve or persons acting on its behalf are expressly qualified in their entirety by this notice. Gold Reserve disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, subject to its disclosure obligations under applicable rules promulgated by the Securities and Exchange Commission and applicable Canadian provincial and territorial securities laws.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.